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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            0-8115
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

     (Check One) _X_ Form 10-K and Form 10-KSB __ Form 20-F __ Form 11-K
                  __ Form 10-Q and Form 10-KSB __ Form N-SAR

                 For Period Ended: December 31, 1999
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:______________________________
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

PH Group Inc.
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Full Name of Registrant


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Former Name if Applicable

2241 City Gate Drive
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Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43219
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date.

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or portion thereof, could not be filed with the prescribed time period.

The Company is currently negotiating with banks and/or other potential equity investors regarding new financing agreement. Final documentation regarding such pending financing transactions cannot be obtained by March 30, 2000. Obtaining the financing affects the classification of such debts in the Company's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Kenneth P. Furlong                614                416-7250
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         (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
    filed?  If answer is no identify report(s).           [ ] Yes  [X] No

    Form 12b-25 was filed for the Company's June 30, 1999 Form 10-QSB.

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
    report or portion thereof?                            [X] Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company expects to report an increase in loss from operations compared to the prior year results. In 1999 the Company experienced a 26% decrease in sales, or $3.5 million, compared to the previous year. This contributed a $.7 million reduction in gross profit when compared to the previous years results. In addition, the Company consolidated operations by moving to a new facility. One time costs of $174,000 were incurred relating to the move.
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                                 PH Group Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 2000                  By /s/ C. T. Sherman
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                                       Charles T. Sherman, President

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

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                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter). [Added in Release No. 34-31905) (Paragraph 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (Paragraph 85,475),
         effective January 30, 1995, 59, F.R. 67752.]